UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 811-08270
(check one):   [  ] Form 10-K and Form 10-KSB
  [ ] Form 10-Q and Form   10-QSB
           [ ] Form 20-F       [ ]  Form 11-K
      [x ] Form N-SAR
For Period Ended: March 31, 2001
[ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
 If the notification relates to a portion of the filing
checked above,
 identify the item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Rainier Investment Management Mutual Funds
Full Name of Registrant
-------------------------
Former Name if Applicable
601 Union St., Suite 2801
Address of Principal Executive Office (Street and Number)
Seattle, WA  98101
City, State and Zip Code
PART 11 - RULES 12b-25(b) and (c)
if the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort,or expense;
[ ]  (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ]
(c) The accountant's statement or other exhibit required by rule 12b-25
) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the
Form 10-K and Form
 10-KSB, 11-K, 20-F, IO-Q and Form IO-QSB, N-SAR, or other
transition report or portion thereof, could not be filed
 within the prescribed period.
Waiting for financial information.
PART IV - OTHER INFORMATION
(1)   Name and telephone number of person to contact in
 regard to this notification
Rochelle Gonzales
 (626) 852-1033
(Name)                      (Area Code)
(Telephone Number)
(2)  Have all other periodic reports required under
section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of  the
 Investment Company Act of 1940 during the preceding 12
months (or for such shorter
period that the registrant was required to file
 such reports), been filed. If answer is no, identify
report(s).
      [x ] YES     [ ] NO
(3)  Is it anticipated that any significant change
 in results of operations from the
 corresponding period for the last fiscal year will be
 reflected by the earnings statement to be included in
the subject report or portion thereof?
     [ ] YES      [x ] NO
If so, attach an explanation of the anticipated change,

estimate of the results cannot be made.
Rainier Investment Management Mutual Funds
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     May 30, 2001
By:   /s/ Rochelle Gonzales